EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

January 29, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO SAMPLES FURTHER HIGH GRADE AT SAN GONZALO MINE

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE-MKT; “Avino” or “the Company”) is pleased to provide the following update of activities at its San Gonzalo Mine 80 km North East of Durango, Mexico.

San Gonzalo Development

Avino continues with underground development extending the decline from level 4 to level 5. The decline has advanced approximately 320 metres with 47 metres remaining to reach the level 5 elevation of 2,130 metres.

This week, Avino received several new pieces of equipment from Caterpillar which will speed up the ramp advance to level 5. The new equipment was purchased using Avino’s new credit facility through Caterpillar announced in the news release dated December 20th, 2012. The new equipment includes:

•	Scoop tram
•	Jumbo
•	Loader

On the level 4 (elevation 2,175 metres) of the San Gonzalo mine, Avino has been mining both to the NW and SE of the bottom of the old shaft.  Avino now has sample assay results from 157 metres of the vein NW of the shaft and 197 metres SE of the shaft.  Avino is still waiting for assays from approximately 32 metres at the end of the SE section.

Avino staff channel sample the face after each round. These samples are analyzed for silver, gold, copper, lead and zinc by fire assay and AA methods at the Company’s lab at the mine, providing an estimate of vein width and grade. Channel samples are then taken from the back and sent to be assayed by Inspectorate Labs for public release in compliance with NI 43-101 (Refer to assay methods in QA/QC section below). The lengths sampled to date are as follows:

North West of Cross Cut (old shaft)
Length along vein (m)	Average Width (m)	Silver (g/t)	Gold (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
27.89	1.88	702	3.45	740	8,260	10,810
14.14	1.46	85	0.72	330	4,810	8,400
49.29	2.07	494	2.54	790	14,820	26,100
10.18	2.22	1,380	3.24	1,180	9,420	21,120
27.50	1.91	335	1.37	700	7,180	13,350
9.38	1.47	34	0.19	190	2,440	5,630
18.54	1.26	226	0.78	300	2,760	4,860
156.92

South East of Cross Cut (old shaft)
Length along vein (m)	Average Width (m)	Silver (g/t)	Gold (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
4.6	1.47	13	0.09	110	1,660	2,080
30.72	2.41	483	2.66	642	7,390	17,026
16.89	1.38	61	0.40	710	1,690	2,490
8.07	1.08	87	0.62	510	2,480	7,140
16.34	1.18	23	0.14	180	1,290	2,690
9.0	1.29	197	0.46	690	4,200	4,790
7.29	1.30	97	0.76	630	5,350	11,390
6.19	1.46	43	0.21	200	800	2,300
24.37	1.87	1,141	3.28	800	4,600	6,700
13.53	1.32	400	1.39	500	2,400	6,000
4.77	0.88	72	0.79	600	600	1,500
4.47	1.67	226	1.00	1,100	2,200	2,200
7.98	2.40	1,336	11.32	1,300	6,600	5,500
10.85	2.49	281	1.26	400	2,500	5,500
12.09	1.25	137	0.71	500	1,300	2,700
4.33	1.75	201	1.05	800	1,600	2,000
7.37	1.10	367	0.93	800	1,800	3,200
7.82	1.88	433	1.18	600	1,800	5,100
196.68

The overall lengths shown in the Nov 1, 2012 news release have been re-calculated over shorter more detailed lengths in order to facilitate stope design.

Stope 4-100 (see long section on Avino’s website) is supplying material to Avino’s San Gonzalo stock pile.  The long section map also shows that Avino has started the initial cut on stope 4–200, which will mine material from below stopes 3 and 2–200 along the high grade material shown in the above table.

Total stockpile tonnage from San Gonzalo to date is 17,753 tonnes and consists of development and mineralized material from levels 2, 3 and 4 and the draw down from stope 3-200.

There was no concentrate held in inventory after the first week of January as all of the remaining 2012 production was shipped to Manzanillo and sold.

Quality Assurance/Qualified Person(s)

Assays of the channel samples were analyzed at Inspectorate labs in Reno, Nevada. Gold analyses were by 30-gram fire assay with an atomic absorption finish. Gold "overlimits" were re-analyzed with 30g fire assay with a gravimetric finish. Silver, copper, zinc and lead are analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four-acid digestion with over-limit results for silver and gold being reanalyzed with assay procedures using fire assay and gravimetric.

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Avino’s primary goal is to become a significant low-cost primary silver producer with specific objectives to expand resources and reserves, to increase the mines output and to identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including that it is our target to become a significant low-cost primary silver producer, to expand our resources and reserves, to increase the mines output and to identify, explore and develop new targets on the property. There can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. We are subject to certain risks including those set forth in our annual report on Form 20-F and other filings with the Securities and Exchange Commission and our filings on SEDAR. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.